

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2021

Emeka N. Chukwu
Chief Financial Officer
SEMTECH CORP
200 Flynn Road
Camarillo, CA 9301-8790

> **Re: SEMTECH CORP**
> **Form 10-K for the Year Ended January 26, 2020**
> **Filed March 20, 2020**
> **Form 10-Q for the Period Ended October 25, 2020**
> **Filed December 2, 2020**
> **File No. 001-06395**

Dear Ms. Chukwu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Annual Report on Form 10-K filed March 20, 2020

Results Of Operations, page 31

1. We note your disclosures regarding the factors for which fluctuations in income statement line items are attributed. In addition to discussing the reasons for the change (or lack thereof), revise your disclosures in future filings to avoid terms such as "primarily" or "partially offset" and instead quantify the reasons for the change in order for an investor to discern the relative contribution of each of the multiple components cited to the total change. As part of your response, please provide us with an example of the disclosure to be included in future filings based on current results.

2. We note your discussion of gross profit and the factors affecting it and it appears to be difficult for an investor to discern the relative contribution of each of multiple components

to the total change in cost of sales and the resultant gross profit. Given this and the significance of cost of sales, please revise future filings to separately quantify and discuss factors responsible for changes in cost of sales. Please note that even when total amounts of costs of sales do not materially vary from period to period, the impacts of material variances in components that offset each other should be separately disclosed, quantified, and discussed rather than netting them. Please also consider FR-72 to make your disclosures user-friendly and clear. As part of your response, please provide us with examples of your intended disclosures based on current financial results.

Form 10-Q for the nine months ended October 25, 2020
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 37

3.   We note your section on critical accounting policies merely referencing to your Significant Accounting Policies section in the notes to your financial statements. Pursuant to FR-60, this MD&A section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. In making disclosures under FR-60, registrants need not repeat information that is already included in the financial statements or other sections of the filing. We note that sales to distributors represent greater than 60% of total sales for each of the periods presented in the financial statements. Given the materiality of your sales to distributors and your disclosures surrounding the impact the COVID-19 has had on your customers, please tell us if you have experienced any significant changes in your estimates of variable consideration related to your sales returns or other pricing adjustments to distributors and if so, your consideration of disclosing such changes in your critical accounting policies.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at (202) 551-3346 or Jean Yu, Assistant Chief Accountant at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or Jay Ingram, Legal Branch Chief at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing